Exhibit 21

Subsidiaries of Rand Logistics, Inc.

Name of Subsidiary	State or other jurisdiction of incorporation or organization	Names under which such subsidiaries do business

Rand Finance Corp.	Delaware	Rand Finance Corp.
Rand LL Holdings Corp.	Delaware	Rand LL Holdings Corp.
Lower Lakes Towing Ltd.	Canada	Lower Lakes Towing Ltd.
Lower Lakes Ship Repair Company Ltd.	Canada	Lower Lakes Ship Repair Company Ltd.
Lower Lakes Towing (17) Ltd.	Canada	Lower Lakes Towing (17) Ltd.
Lower Lakes Transportation Company	Delaware	Lower Lakes Transportation Company
Grand River Navigation Company, Inc.	Delaware	Grand River Navigation Company, Inc.
Black Creek Shipping Company, Inc.	Delaware	Black Creek Shipping Company, Inc.
Black Creek Shipping Holding Company, Inc.	Delaware	Black Creek Shipping Holding Company, Inc.